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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _______________

                                 SCHEDULE 14D-9
                                 _______________

                      Solicitation/Recommendation Statement
                             Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               G & L Realty Corp.
                            (Name of Subject Company)

                               G & L Realty Corp.
                       (Name of Persons Filing Statement)

         Series A Cumulative Preferred Stock, par value $0.01 per share Series B Cumulative Preferred Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    361271208
                                    361271307
                      (CUSIP Number of Class of Securities)
                                 _______________

                                 David E. Hamer
        Vice President, Chief Accounting Officer and Corporate Secretary
                               G & L Realty Corp.
                              439 N. Bedford Drive
                         Beverly Hills, California 90210
                                 (310) 273-9930

                          (Name, address and telephone
                         number of person authorized to
                      receive notices and communications on
                     behalf of the persons filing statement)

                                 with a copy to:

                               Frederick B. McLane
                              O'Melveny & Myers LLP
                              400 South Hope Street
                          Los Angeles, California 90071
                                 (213) 430-6000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.     Subject Company Information - Reg M-A 1002(a) and (b)

         The name of the subject company is G & L Realty Corp, a Maryland corporation (the "Company"), and the address of the principal executive offices of the Company is 439 N. Bedford Drive, Beverly Hills, California 90210. The telephone number of the principal executive offices of the Company is (310) 273-9930. The title of the classes of equity securities to which this statement relates are the 10.25% Series A Cumulative Preferred Stock ("the Series A Preferred Shares") and the 9.8% Series B Cumulative Preferred Stock (the "Series B Preferred Shares," and collectively with the Series A Preferred Shares, the "Preferred Shares"), par value $0.01 per share, of the Company. As of September 30, 2001, there were 1,495,000 Series A Preferred Shares and 1,380,000 Series B Preferred Shares outstanding.

Item 2.     Identity and Background of Filing Person - Reg M-A 1003(a) and (d)

         (a) The name, address and telephone number of the Company, which is the person filing this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement"), are set forth in Item 1 above.

         (d) This Statement relates to the tender offers by G & L Tender, LLC, a Delaware limited liability company (the "Purchaser"), disclosed in a tender offer statement on Schedule TO (the "Schedule TO"), dated October 5, 2001 and filed with the Securities and Exchange Commission (the "Commission"), to purchase up to 100,000 of the outstanding Series A Preferred Shares at a cash price of $17.50 per share and up to 102,941 of the outstanding Series B Preferred Shares at a cash price of $17.00 per share (each tender offer individually, the "Offer," and collectively, the "Offers"), upon the terms and subject to the conditions set forth in the Offers to Purchase, dated October 5, 2001 (the "Offers to Purchase"), and in the related letters of transmittal (the "Letters of Transmittal") included in the Schedule TO. According to the Schedule TO, the two members of the Purchaser are Daniel M. Gottlieb and Steven D. Lebowitz, both of whom are executive officers, directors and substantial stockholders of the Company.

         According to the Schedule TO, the address of the principal executive offices of Purchaser is 439 N. Bedford Drive, Beverly Hills, California 90210. All information contained in this Statement or incorporated herein by reference concerning Purchaser or its affiliates, or actions or events with respect to any of them, was provided by Purchaser, and the Company assumes no responsibility therefor.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements - Reg M-A
            1005(d)

Conflicts of Interest

         Certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates, or (2) Purchaser or its executive officers, directors or affiliates are described below. See also "Special Factors - Interests of Certain Persons in the Merger" and "Certain Relationships and Transactions" in the proxy statement filed by the Company with the Securities and Exchange Commission on October 1, 2001, which is incorporated herein by reference, for a description of certain such contracts, agreements, arrangements, understandings or conflicts of interest.

Going-Private Transaction

         On May 10, 2001, the Company entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement") with G & L Acquisition LLC, a Maryland limited liability company (the "Acquiror"). Daniel M. Gottlieb, the Company's Chief Executive Officer, Co-Chairman of its board and a substantial stockholder, and Steven D. Lebowitz, the Company's President, Co-Chairman of its board

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and a substantial stockholder, are the owners of the Acquiror. Pursuant to the terms of the Merger Agreement, the Acquiror will merge with and into the Company (the "Merger"). Upon completion of the Merger, each holder of Common Stock of the Company, par value $0.01 per share (the "Common Stock"), will have the right to receive $12.00 in cash, without interest, for each share of Common Stock held by such holder, except for a portion of the shares of Common Stock held by Messrs. Gottlieb and Lebowitz, which shares will remain outstanding after the Merger. As a result of the Merger, Messrs. Gottlieb and Lebowitz will own all of the Company's outstanding Common Stock and the Common Stock will cease to be publicly traded. Messrs. Gottlieb and Lebowitz will receive approximately $6.2 million in the aggregate in the Merger as consideration for a portion of their shares of Common Stock and for their outstanding stock options.

         Stock Options

         The Merger Agreement provides that immediately upon execution of the Merger Agreement, the Company shall cause all options to purchase shares of Common Stock issued by the Company and held by Messrs. Gottlieb and Lebowitz, whether or not then fully vested or exercisable, to become fully exercisable. In addition, the Merger Agreement provides that immediately prior to the effective time of the Merger, the Company shall cause all options to purchase shares of Common Stock, whether or not then fully vested or exercisable, to be deemed fully vested and exercisable, and to be terminated and converted into the right to receive from the Company an amount of cash equal to the product of (i) the number of shares subject to the option and (ii) the excess, if any, of the merger consideration of $12.00 per share over the exercise price per share of such option, with no payment being required when the difference is not a positive number.

         Directors and executive officers of the Company hold, in the aggregate, options to purchase 209,000 shares of Common Stock, including options to purchase 83,500 shares of Common Stock held by Mr. Gottlieb and options to purchase 83,500 shares of Common Stock held by Mr. Lebowitz. The directors and executive officers will receive an aggregate of $497,750 in payout of outstanding options, of which approximately $235,813 will be paid to Mr. Gottlieb and approximately $235,813 will be paid to Mr. Lebowitz.

         Indemnification and Insurance

         Pursuant to the Merger Agreement, from and after the effective time of the Merger, the Company, as the surviving corporation, will indemnify and hold harmless the Company's present and former officers and directors in respect of acts or omissions occurring prior to the effective time of the Merger to the extent provided under the Company's charter and bylaws in effect on the date of the Merger Agreement. For five years after the effective time of the Merger, the surviving company will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the effective time of the Merger covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date, provided that the surviving corporation shall not be obligated to make premium payments in excess of 150% of the premiums on the date of the Merger Agreement.

Employment Agreements and Arrangements

         In December 1993, each of Messrs. Gottlieb or Lebowitz entered into separate but identical employment agreements with the Company and G & L Realty Partnership, L.P. (the "Operating Partnership") for a term of three years. The agreements provide for automatic renewal for succeeding terms of one year unless the Company or Messrs. Gottlieb or Lebowitz give notice at least three months prior to expiration of any term. The employment agreements provide for automatic annual increases in

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base compensation equal to 5% per annum; however, the compensation committee of the board of directors may review the annual base compensation every twelve months in light of various factors, and following each such review, the annual base compensation may be increased above the 5% automatic increase.

         In addition, each of Messrs. Gottlieb and Lebowitz are entitled to receive an annual bonus as determined by the compensation committee in an amount not to exceed a maximum of 100% of annual base compensation. Furthermore, each agreement provides that Messrs. Gottlieb and Lebowitz are entitled: (1) to participate in all of the Company's medical, dental, life insurance, retirement, profit sharing, stock incentive, disability and bonus plans which may be made available to the Company's executives (only medical plans presently exist) and
(2) to severance payments, under certain circumstances, equal to two times their then-current annual compensation.

         The agreements require Messrs. Gottlieb and Lebowitz to devote substantially all of their working time and best efforts to performance of their duties for the Company and, during the term of their employment, prohibit them, with certain exceptions, from directly or indirectly owning or operating or otherwise investing or participating in any other business that is in competition with the Company's business without the prior approval of a majority of the independent members of the board of directors.

         In December 1995, the compensation committee adopted an annual incentive program for Messrs. Gottlieb and Lebowitz based upon the accomplishment of specific predetermined performance objectives which are linked to the Company's business plan and approved annually by the compensation committee. Under this program, incentive compensation is associated with specific performance objectives. In addition, pursuant to their employment agreements, each of Messrs. Gottlieb and Lebowitz is entitled to receive an annual bonus equal to 20% of his base salary based on a 5% increase in funds from operations ("FFO") per share above the prior year's amount and an additional 8% of base salary for each additional 1% increase in FFO per share up to a maximum of 100% of annual base compensation. The annual bonus available to Messrs. Gottlieb and Lebowitz is equal to the greater of (i) the annual bonus as determined by the percentage point increase in the Company's FFO as contained in their employment agreements, or (ii) the incentive compensation associated with specific objectives outlined in the Company's business plan. Based on the Company's performance during 2000, Messrs. Gottlieb and Lebowitz were each granted $35,000 in bonuses for 2000.

Certain Transactions

         The Company adopted a policy pursuant to which material transactions between the Company and its executive officers, directors and principal stockholders (i.e., stockholders owning beneficially 5% or more of the Company's outstanding voting securities) are submitted to the board of directors for approval by a disinterested majority of the directors voting with respect to the transaction. For this purpose, a transaction is deemed material if such transaction, alone or together with a series of similar transactions during the same fiscal year, involves an amount which exceeds $60,000.

         On April 15, 1999, the Company borrowed $2.0 million from Reese L. Milner, a director of the Company at the time and an operating partnership unit holder of the Company's subsidiary. The loan bore interest at 12% per annum and was due on May 15, 1999. The Company also paid a loan fee of $20,000 to Mr. Milner. The loan was secured by a first trust deed against a parcel of real property owned by the Company. On May 13, 1999, the loan was extended until new financing on the collateralized property was obtained. The Company repaid the loan plus accrued interest on June 13, 1999.

         On May 4, 1999, the Company sold a vacant parcel of real property for $1.6 million to The Craig Corporation, whose president is S. Craig Tompkins, a director of the Company. The Company had the

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option to repurchase the property beginning on November 5, 1999 and ending on
December 3, 1999 for $1.8 million plus any costs incurred by The Craig Corporation with respect to the property. Beginning on January 24, 2000 and ending on January 31, 2000, The Craig Corporation had the option to sell the property to the Company for $1.9 million. Thereafter, the option sale price would have increased at a rate of 3% per month, adjusted pro rata for any periods of less than one month. The Company accounted for this transaction in accordance with FAS 66 "Accounting for Sales of Real Estate" and treated this sale as a financing transaction. This amount was repaid on November 2, 1999 for $1.76 million.

         On May 18, 1999, the Company entered into an agreement with The Craig Corporation, whose president is S. Craig Tompkins, a director of the Company, whereby The Craig Corporation would purchase up to 36,000 shares of the Company's common stock ("Common Stock") on the open market and the Company would have the option to purchase these shares from The Craig Corporation on or before December 3, 1999 at The Craig Corporation's cost plus a premium of 20% per annum, less any dividends received. After December 3, 1999, The Craig Corporation had the option to sell the shares to the Company between January 24 and January 31, 2000 at its cost plus a premium of 25% per annum. Thereafter, the option sale price would have increased at a rate of 3% per month. The exercise of the Company's option was contingent upon the exercise of the Company's option to repurchase the vacant parcel of land from The Craig Corporation discussed above. On December 29, 1999, the Company purchased from The Craig Corporation 34,400 shares of the Company's Common Stock for $404,000. This amount included $44,000 in interest.

         On February 7, 2000, the board of directors unanimously approved the guarantee of a $500,000 line of credit from Tokai Bank to each of Daniel M. Gottlieb and Steven D. Lebowitz, both directors and officers of the Company, for a total of $1 million.



Item 4.     The Solicitation or Recommendation - Reg M-A 1012(a) through (c)

         (a)     Recommendation

         Neither the board of directors of the Company nor the special committee of the board of directors of the Company is expressing an opinion with respect to the Offers, and each of them is remaining neutral with respect to the Offers.

         (b)      Reasons

         Messrs. Gottlieb and Lebowitz, through the Purchaser, are engaging in the Offers to provide liquidity to the holders of the Preferred Shares due to the fundamental change in the Company's capital structure as contemplated by the Merger Agreement and the possibility that this new structure may not meet the investment objectives of all of the holders of Preferred Shares. Neither the board of directors of the Company nor the board's special committee is expressing an opinion with respect to the Offers because (1) they are not required to do so under applicable law, and (2) they believe that each holder of Preferred Shares and his, her or its financial advisor is in a better position to decide whether tendering or refraining from tendering would meet the investment objectives of such holder.

         (c)     Intent to Tender

         After reasonable inquiry, to the best of the Company's knowledge, S. Craig Tompkins is the only officer, director or affiliate of the Company who owns Preferred Shares. He presently has not decided on whether to tender his Preferred Shares pursuant to the Offers.

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Item 5.     Persons/Assets Retained, Employed, Compensated or Used - Reg M-A
            1009(a)

         Neither the Company nor any person acting on its behalf has employed or retained or will compensate any other person to make solicitations or recommendations to stockholders on behalf of the Company with respect to the Offers.

Item 6.     Interest in Securities of the Subject Company - Reg M-A 1008(b)

         Neither the Company nor, to the best knowledge of the Company, any of its respective executive officers, directors, affiliates or subsidiaries has effected any transactions in the Preferred Shares during the past sixty (60) days.

Item 7.     Purposes of the Transaction and Plans or Proposals - Reg M-A 1006(d)

         No negotiations are being undertaken or are underway by the Company in response to the Offers which relate to, or would result in, (i) a tender offer for or other acquisition of securities by the Company, any of its subsidiaries, or any other person, (ii) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. As described in Item 3, the Company is also engaged in a "going-private transaction" involving the Company's Common Stock.

         There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offers which relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.     Additional Information - Reg M-A 1011(b)

         The information contained in the exhibit referred to in Item 9 below is incorporated herein by reference.

Item 9.     Exhibits - Reg M-A 1016(a), (e) and (g)

         The following exhibits are filed herewith:

         Exhibit (a)       Not Applicable

         Exhibit (e)       "Special Factors - Background of the Merger," Special
                           Factors - Interests of Certain Persons in the
                           Merger," and "Certain Relationships and Transactions" contained in the Proxy Statement on Schedule 14A
                           (incorporated by reference to such sections contained in the Proxy Statement filed with the Securities and Exchange Commission on October 1, 2001).

         Exhibit (g)       Not Applicable.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                        G & L REALTY CORP.


                                        By:  /s/  DAVID E. HAMER
                                                  --------------------------
                                        Name: David E. Hamer
                                        Title: Vice President, Chief Accounting
                                        Officer and Corporate Secretary

Dated:  October 5, 2001